Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

The Dreyfus/Laurel Funds, Inc.

We consent to the use of our reports, dated December 30, 2014, with respect to the financial statements of Dreyfus Opportunistic Emerging Markets Debt Fund, Dreyfus Tax Managed Growth Fund, Dreyfus BASIC S&P 500 Index Fund, Dreyfus AMT-Free Municipal Reserves, Dreyfus Money Market Reserves, Dreyfus U.S. Treasury Reserves, Dreyfus Opportunistic Fixed  Income Fund, Dreyfus Bond Market Index Fund and Dreyfus Disciplined Stock Fund, each a series of The Dreyfus/Laurel Funds, Inc., as of October 31, 2014, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectuses and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information.

                                                /s/ KPMG LLP

New York, New York

February 24, 2015